UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                              FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
            SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF  1934

                 For the fiscal year ended December 31, 2004
  -----------------------------------------------------------------------

                                    OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _____________________ to __________________

Commission file number   0-18991
                        ------------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Employees' Savings & Profit Sharing Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Peoples Bancorp
                           212 West 7th Street
                           Auburn, Indiana  46706

               Peoples Bancorp Employees' Savings & Profit
                            Sharing Plan and Trust
                              EIN 35-1811284 PN 002

              Accountants' Report and Financial Statements
                       December 31, 2004 and 2003

                   Peoples Bancorp Employees' Savings & Profit
                              Sharing Plan and Trust
                             December 31, 2004 and 2003


Contents



    Independent Accountants' Report..........................................1



    Financial Statements

        Statements of Net Assets Available for Benefits......................3

        Statement of Changes in Net Assets Available for Benefits ...........4

        Notes to Financial Statements........................................5



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets Held at End of Year........11

           Report of Independent Registered Public Accounting Firm


Plan Administrator
Peoples Bancorp Employees' Savings & Profit
     Sharing Plan and Trust
Auburn, Indiana


We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Employees' Savings & Profit Sharing Plan and Trust (Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as noted in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by The Bank of New York, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2003 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2003. The form and content of the information included in the 2003 financial statements and schedule, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2004, was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
May 18, 2005

Federal Employer Identification Number:  44-0160260

See Notes to Financial Statements                                           4

                Peoples Bancorp Employees' Savings & Profit
                              Sharing Plan and Trust
               Statements of Net Assets Available for Benefits
                            December 31, 2004 and 2003


Assets

                                                                                   2004                2003
                                                                            ----------------------------------------
                                                                            ----------------------------------------
    Investments, at fair value                                                $     4,538,750    $     4,075,526
                                                                               --------------     --------------

    Receivables
        Bank's contribution                                                             4,427              2,788
        Participants' contributions                                                     8,012              7,567
        Other                                                                             143                106
        Accrued income                                                                 16,090             15,013
                                                                               --------------     --------------
                                                                                       28,672             25,474
                                                                               --------------     --------------

Net Assets Available for Benefits                                             $     4,567,422    $     4,101,000
                                                                               ==============     ==============


               Peoples Bancorp Employees Savings & Profit
                            Sharing Plan and Trust
        Statements of Changes in Net Assets Available for Benefits
                    Years Ended December 31, 2004 and 2003


                                                                                   2004                2003
                                                                            ----------------------------------------
    Investment Income
        Net appreciation in fair value of investments                         $          2,015   $        689,086
        Interest                                                                         5,167              4,917
        Dividends                                                                       63,788             58,860
                                                                               ---------------    ---------------
               Net investment income                                                    70,970            752,863
                                                                               ---------------    ---------------

    Contributions
        Employer                                                                       110,315            109,169
        Participants                                                                   307,439            301,226
        Rollovers                                                                      100,244             38,244
                                                                               ---------------    ---------------
                                                                                       517,998            448,639
                                                                               ---------------    ---------------
               Total additions                                                         588,968          1,201,502
                                                                               ---------------    ---------------

    Deductions
        Benefits paid directly to participants                                          97,200            182,246
        Administrative expenses                                                         25,346             19,636
                                                                               ---------------    ---------------
               Total deductions                                                        122,546            201,882
                                                                               ---------------    ---------------

    Net Increase                                                                       466,422            999,620

    Net Assets Available for Benefits, Beginning of Year                             4,101,000          3,101,380
                                                                               ---------------    ---------------

    Net Assets Available for Benefits, End of Year                            $      4,567,422   $      4,101,000
                                                                               ===============    ===============


                    Peoples Bancorp Employees Savings & Profit
                               Sharing Plan and Trust
                           Notes to Financial Statements
                              December 31, 2004 and 2003


Note 1:  Description of the Plan

        The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.


    General

        The Plan is a defined-contribution plan sponsored by Peoples Bancorp
        (Bank) for the benefit of its employees who are age 18 or older. Employees who are compensated on an hourly basis, other than those employed by First Savings Bank, shall not be eligible for participation in the Plan. Employment with First Savings Bank and Peoples Federal Savings Bank of DeKalb County is included for eligibility and vesting purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank of New York is the trustee of the Plan.


    Contributions

        The Plan permits eligible employees through a salary deferral election to have the Bank make annual contributions of up to 75% of eligible compensation. Employee rollover contributions are also permitted. The Bank makes matching contributions of 50% of employees' salary deferral amounts up to 6% of employees' compensation. Contributions are subject to certain limitations.


    Participant Investment Account Options

        Investment account options available include various funds including Bank stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.


    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Bank's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                  Peoples Bancorp Employees Savings & Profit
                            Sharing Plan and Trust
                        Notes to Financial Statements
                         December 31, 2004 and 2003



    Vesting

        Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after six years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are allocated among active participants based upon compensation.


    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. Participants may also request distributions in kind of Bank stock. At December 31, 2004 and 2003, plan assets include $822 and $859, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.


    Participant Loans

        The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence which have a repayment period of not more than 15 years) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.


    Plan Termination

        Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                   Peoples Bancorp Employees Savings & Profit
                               Sharing Plan and Trust
                           Notes to Financial Statements
                             December 31, 2004 and 2003


Note 2:  Summary of Significant Accounting Policies


    Method of Accounting

        The financial statements are prepared on the accrual method of accounting.


    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


    Valuation of Investments and Income Recognition

        Quoted market prices, if available, are used to value investments. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values as determined by the trustee. Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


    Plan Tax Status

        The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Pentegra Services, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.


    Administrative Expenses

        Administrative expenses may be paid by the employer or the Plan, at the employer's discretion.

                    Peoples Bancorp Employees Savings & Profit
                               Sharing Plan and Trust
                           Notes to Financial Statements
                             December 31, 2004 and 2003


Note 3:  Investments

        The Plan's investments are held by a bank-administered trust fund. The fair value of the Plan's investments at December 31 was as follows:

                                                                                     2004               2003
                                                                              ---------------------------------------
                                                                              ---------------------------------------
                                                                                   (Audited)            (Certified)
           Investments at fair value as determined by quoted prices or trustee in an active market
               Peoples Bancorp common stock                                     $    1,914,062     $    2,105,472
               Mutual funds                                                          2,398,103          1,802,534

           Investments at cost which approximates market
               Money market funds                                                      167,477            107,754
               Participant loans                                                        59,108             59,766
                                                                                 -------------      -------------

                                                                                $    4,538,750     $    4,075,526
                                                                                 =============      =============


        The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                       2004             2003
                                                  ----------------------------

           Peoples Bancorp Common Stock             $1,914,062     $ 2,105,472
           BGI - S&P 500 Equity Index Fund             394,944         311,346
           BGI - Midcap Equity Index Fund              398,306         313,835
           BGI - Income Plus Fund                      294,803             --
           BGI - Growth & Income Fund                  340,917         247,572


        During the years ended 2004 and 2003, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $2,015 and $689,086, respectively. Net appreciation (depreciation) for 2004 and 2003 related to Peoples Bancorp common stock was $(221,185) and $385,598, respectively. $223,200 and $303,488 of net appreciation related to the collective investment funds for 2004 and 2003, respectively.

        Interest and dividends realized on the Plan's investments for the years ended 2004 and 2003 were $68,955 and $63,777, respectively.

                  Peoples Bancorp Employees Savings & Profit
                            Sharing Plan and Trust
                        Notes to Financial Statements
                         December 31, 2004 and 2003


Note 4:  Party-in-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

        The Plan invests in certain funds of the asset manager used by Plan trustee. The Plan paid $10,632 and $14,701 of recordkeeping fees to Pentegra Services, Inc. during 2004 and 2003, respectively. Individually non-material expenses paid to parties-in-interest aggregated to $14,714 and $4,935 during 2004 and 2003, respectively. The Bank provides certain administrative services at no cost to the Plan.



Note 5:  Plan Amendments

        Effective September 1, 2003, the Plan was amended and restated changing the name from Peoples Federal Savings Bank of DeKalb County Employees' Savings & Profit Sharing Plan and Trust to Peoples Bancorp Employees Savings & Profit Sharing Plan and Trust.

        The Plan was amended effective January 1, 2002 to provide participants the opportunity to increase their contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). For calendar years beginning with 2003, the Plan was amended to ensure compliance with federal regulations regarding minimum distributions to terminated participants.



Note 6:  Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:


                                                                                   2004                2003
                                                                            ----------------------------------------
           Net assets available for benefits per the financial
              statements                                                      $     4,567,422    $     4,101,000
           Amounts allocated to withdrawing participants                                 (822)              (859)
                                                                               --------------     --------------

                Net assets available for benefits per Form 5500               $     4,566,600    $     4,100,141
                                                                               ==============     ==============

                 Peoples Bancorp Employees Savings & Profit
                            Sharing Plan and Trust
                       Notes to Financial Statements
                         December 31, 2004 and 2003


        The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:


                                                                                    2004               2003
                                                                             ---------------------------------------
           Benefits paid to participants per the financial statements          $        97,200    $       182,246
           Add:  Amounts allocated to withdrawing participants at
              end of year                                                                  822                859
           Less:  Amounts allocated to withdrawing participants at
              beginning of year                                                           (859)              (644)
                                                                                --------------     --------------

                Benefits paid to participants per Form 5500                    $        97,163    $       182,461
                                                                                ==============     ==============


        Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements also include reporting realized gains and losses in Form 5500 based on the beginning of the year current value of the assets sold or the cost of assets acquired during the year and in the accompanying statement of changes in net assets available for benefits based on the original cost.

                            Supplemental Schedule

                    Peoples Bancorp Employees Savings & Profit
                                 Sharing Plan and Trust
                                EIN 35-1811284 PN 002
           Schedule H, Line 4i - Schedule of Assets Held at End of Year
                                  December 31, 2004


                              (a)                                 (c) (e)
                                                                  Description of
                                                                  Investment
                      Identity of Issue,                           Including Maturity Date,
                     Borrower, Lessor, or                       Rate of Interest, Collateral,        Current
                         Similar Party                              Par or Maturity Value             Value
--------------------------------------------------------------------------------------------------------------------
    Common Stock
        *Peoples Bancorp                                                  88,614 shares          $      1,914,062
                                                                                                  ---------------

    Mutual Funds
        *BGI - S&P 500 Equity Index Fund                                  23,191 units                    394,944
        *BGI - Midcap Equity Index Fund                                   15,774 units                    398,306
        *BGI - 20+ Treasury Bond Fund                                      5,200 units                     99,374
        *BGI - Stable Value Fund                                           9,943 units                    152,570
        *BGI - Income Plus Fund                                           18,861 units                    294,803
        *BGI - Growth & Income Fund                                       21,645 units                    340,917
        *BGI - Growth Fund                                                12,107 units                    183,165
        *BGI - S&P 500 Equity Value Fund                                  10,552 units                    127,998
        *BGI - S&P 500 Equity Growth Fund                                 13,949 units                    121,494
        *BGI - Russell 2000 Index Fund                                     6,484 units                    104,846
        *BGI - International Fund                                          1,786 units                     38,057
        *BGI - Nasdaq 100 Index Fund                                       4,299 units                     24,416
          Collective Short-Term Investment Fund                          117,213 units                    117,213
                                                                                                  ---------------
                                                                                                        2,398,103
    Money Market Funds
        *BGI - Money Market Fund                                         167,477 units                    167,477
                                                                                                  ---------------

    Participant Loans                                                    5% to 7.75%                       59,108
                                                                                                  ---------------

                                                                                                 $      4,538,750


*Party-in-interest

Exhibits:

The following exhibit is filed herewith.


Exhibit No.          Description

23                   Consent of Independent Accountants

                                  SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Employees' Savings &
                                   Profit Sharing Plan and Trust
                                   (Name of Plan)


Date:  June 28, 2005               By:  /s/ DOUGLAS D. MARSH
                                      Douglas D. Marsh
                                      Member, Budget Committee of
                                       the Board of Directors,
                                       as Plan Administrator